INVEST IN **DIAMANTE BLOCKCHAIN**

An ecosystem for payments and financing leveraging proprietary blockchain infrastructure

PITCH VIDEO   INVESTOR PANEL


Chirag Jetani
Co-founder

diamanteblockchain.com   Wilmington DE

Technology   Software   Cryptocurrency   Fin Tech   Payments

LEAD INVESTOR

Chetan Patel

This company has a high probability of succeeding in its near-term goals and of generating large revenues as Defi payments are the future, that's why I'm very optimistic as an investor. I've known the management team personally for several years and find them exceptionally competent and dedicated. Globally, the potential market is huge. The testing, technical and legal framework is almost complete and will allow commercialization to begin in the next few months. I recommend this as a relatively low risk to reward investment to any investor with a keen interest in bringing a new idea into the market.

Invested $40,000 this round

Learn about Lead Investors

Highlights

1. Proprietary technology infrastructure with the ability to process 100 million+ transactions per day
2. A unique combination of diamond industry experience and technical solution that solves real problems
3. User consortium of over 400 diamond industry participants representing $82 billion of potential revenue
4. PayCircle Proof of Concept (POC) deployed with 10 corporate heavyweights
5. Aiming to deploy payments solution, PayCircle, tentatively by April 2021
6. Projected revenue from PayCircle, approximately $100 million+ by 2025 (not guarnateed)

Our Team



Dinesh Patel CEO & Co-Founder

*Family in the global diamond business for 3 generations *25+ years experience as a diamond trader in key market centers, including Mumbai, Surat (India), Israel, Belgium, and the USA *3X Founder and Managing Director at Honey Star Inc

> We founded Diamante Blockchain to bring innovative technologies to global trade wholesale finance, and remittances, beginning with PayCircle, a DeFi payment solution that allows businesses and individuals to conduct payments at a fraction of the current cost with dramatically improved speed and efficiency.



Chirag Jetani COO & Co-Founder

*Trained engineer and blockchain enthusiast with over a decade of experience running a multi-generational diamond business in Belgium, India, and Hong Kong



Samuel Proctor Chief Regulatory Advisor

*CEO, Genesis Block - A digital asset advisory and financial services platform

SEE MORE

The Diamante Journey

Dinesh Patel and **Chirag Jetani** both come from families who lived and breathed gems and jewelry business for generations. They've experienced firsthand how antiquated technology, manual processes, and lack of information make global trade more challenging and costly.

Problem Statement



FINANCIAL CHALLENGES FACED BY GLOBAL TRADE
EXPENSIVE
It is expensive to send and receive international payments, i.e., higher transactions fees and forex conversion rates
TIME CONSUMING
Cross border transaction takes up to 3 days for settling fund transfer to the counterparty
LACKS TRANSPARENCY
Transaction status is not traceable by either sender or receiver
HIGH OPERATIONAL COSTS
Traditional system still follows manual paperwork, which is tedious and increases the cost of operation

The Diamante Solution

Creating a dedicated ecosystem for payments and financing by establishing concrete trust and ensuring full security in trade and transactions by leveraging proprietary blockchain infrastructure.

The Diamante Ecosystem

- Proprietary blockchain network - **Diamante Net**
- DeFi payments application - **PayCircle**
- Blockchain application - **DiamCircle**
- Native digital asset on Diamante Net (Utility Coin) - **DIAM**
- DeFi credit application - **CreditCircle**
- Consortium of luxury goods and service industry stakeholders - **Diamante Consortium**

Target Market



Market Opportunity



$82 Billion
$180 Billion
$2 Trillion
DIAMOND INDUSTRY
GEM & JEWELRY INDUSTRY
GLOBAL REMITTANCE MARKET
We have identified the diamond industry as the ripest for disruption, considering the team's significant experience and knowledge with the industry

Diamante Net

Diamante Net is Diamante's proprietary blockchain network that facilitates real-time value transfer across the Diamante ecosystem.



DIAMANTE NET
INSTANT
Real-time Settlements within 2-4 sec
SCALEABLE
75,000 TPS and 100+ million Daily Transactions
OPEN SOURCE
Open source and interoperable blockchain protocol
At 75,000 transactions per second, the network scalability exceeded the throughput of current payment networks such as Visa, in a test environment, with the implementation of SegWit

PayCircle - DeFi Payment Application

PayCircle is a DeFi payments solution built for global businesses and individuals. PayCircle allows users to hold and transfer a variety of fiat and digital assets globally, anytime, anywhere.



Key Features of PayCircle
CUSTODY
Users can custody multi-currency Fiat and Digital assets
SEND & RECEIVE
Instantly send and receive Fiat and Digital Assets across the globe 24 x 7 and 365 days a year
COST EFFECTIVE
NO hidden fees with lowest transaction fees in the industry



KEY FEATURES OF PAYCIRCLE
SECURE
PayCircle enables transactions that are digitally encrypted
GLOBAL WALLET
Start accepting payments in multiple currencies from across the world
TRACEABLE
Advanced visibility of the transactions while guaranteeing near zero payment failure
Buy digital assets at best price

PayCircle Projections

PayCircle is estimated to acquire more than three million users in the next five years and generate +$100 million in revenue by 2025. These projections cannot be guaranteed.


PAYCIRCLE PROJECTED USER GROWTH
Projected User Growth
USERS
3000000
2000000
1000000
0
12,400
78,264
284,972
933,711
2,969,731
2021
2022
2023
2024
2025
YEAR
Disclaimer: Diamante acknowledges that any financial projections that may have been or are hereafter delivered reflect a number of estimates and highly subjective assumptions and judgments concerning anticipated results of operations. These assumptions and judgments may or may not prove to be correct and there can be no assurance that any projected results are attainable or will be realized.


PAYCIRCLE PROJECTED EBITDA
Projected EBITDA
EBITDA
60000000
40000000
20000000
0
-20000000
-$1,521,640
-$554,154
$3,400,964
$16,333,504
2021
2022
2023
2024
2025
YEAR
Disclaimer: Diamante acknowledges that any financial projections that may have been or are hereafter delivered reflect a number of estimates and highly subjective assumptions and judgments concerning anticipated results of operations. These assumptions and judgments may or may not prove to be correct and there can be no assurance that any projected results are attainable or will be realized.

How Will the Funds be Utilized?


USE OF FUNDS
Funds raised will be allocated to:
Product development and maintenance
Admin and operations
Marketing and business development
Creating liquidity for DIAMs
Accounting, compliance and legal
Allocation of Funds
2%
Contingency
Accounting, Compliance & Legal
10%
10%
DIAM Liquidity
Marketing & Business Development
18%
25%
Admin & Operations
35%
Product Development & Maintenance
Disclaimer: Projected allocation of funds is based on management's best estimates. Actual allocation of funds may differ based on Diamante's ongoing business requirements.

How Will You Make Money?

We will earn revenue by charging a fee on businesses and individuals' payments on the PayCircle platform. Our fees will be 50% lower than those charged by banks.

CreditCircle, our proprietary credit solution, will generate revenue from two primary sources. In the first instance, we will earn interest revenue on credit that we provide directly to consortium members. Secondly, traditional lenders and credit providers will be able to access the platform by paying a fee to Diamante, which will, in turn, allow the banks to connect with potential borrowers directly.

PayCircle allows free deposits of funds and assets. The user has to pay a negligible fee while conducting transfer transactions and a withdrawal fee while processing a withdrawal.

TRANSACTION REVENUE



Transfer Transaction
22.2%
22.2%
Withdrawal Transaction
77.8%
77.8%

Who are our Competitors?

Diamante delivers value across a number of metrics, in ways that other payment solutions currently do not:

COMPETITIVE LANDSCAPE

FEATURES	PayCircle	TransferWise	Payoneer	Banks	Paypal	Insta Global Pay
Real Time Settlement	Yes	No	No	No	No	Yes
Custody as a Service	Yes	No	No	Yes	No	No
FDIC Insured	Yes	No	No	Yes	No	No
Transaction Traceability	Yes	No	No	No	No	No
Digital Asset Transfer Transaction	Yes	No	No	No	No	No
Fiat Wallet Services	Yes	Yes	Yes	No	Yes	Yes
Digital Asset Wallet Services	Yes	No	No	No	No	Yes
Blockchain Infrastructure	Yes	No	No	No	No	No

Disclaimer: Illustrative High Level Comparison

DIAM - Native Digital Asset

The DIAM is the native digital asset that underpins the Diamante ecosystem. It is a fully compliant payment coin that has been reviewed and approved by FINMA, the Swiss financial regulatory authority.

DIAM - COIN



Recognized by finma
DIAM will be used as an access coin granting users access to the ecosystem and platform of products and services
MEDIUM OF ACCESS
Catering to anti-spam mechanism of the network every transactions will have a certain amount of DIAM consumption
MEDIUM OF TRANSACTION
User fee will have DIAM equivalent to the fee amount burnt catering to a discounted transaction fees on the application
REWARDS

DIAMANTE CONSORTIUM AND INDUSTRY ADOPTION

Participation in the Diamante ecosystem is anchored by the Diamante Consortium, a premier group of market participants in the diamond and luxury goods supply chains who leverage the Diamante suite of products and services to operate their businesses more efficiently and effectively.

Diamante Consortium


The ecosystem created by Diamante Blockchain is the first ever consortium of gem & jewelry supply chain participants in which members will have access to:
Diamante Net
PayCircle
CreditCircle
DiamCircle
Who will use Diamante Consortium?
MINING ROUGH DIAMONDS
MANUFACTURE & SALE OF JEWELRY
SORTING, CUTTING & POLISHING
INSPECTION & CERTIFICATION
JEWELLER
BROKER
ARTIST
TECHNICIAN
LOGISTICS
REFINER
INSURER
FINANCE
PROMOTER
CERTIFIER
MINER
VAULT

Industry Support

Diamante has successfully conducted a proof of concept (POC) of PayCircle, its DeFi payments application with Diamond, Textile, Oil, and Pharmaceutical giants.


Traction
PROOF OF CONCEPT
Successfully conducted the POC with the participation of 10+ eminent corporates and a leading bank from India
DIAMANTE CONSORTIUM
Have Signed up 400+ companies in multiple geographies ready to use apps within Diamante ecosystem
veediam legacy of trust
kiran
VENUS EXPORTS
HVK
Honey Star Inc
HIRACO


Testimonials
DCB BANK
"Distributed Ledger Technology holds the potential to dramatically reduce the need for reconciliation in a shared ledger environment. At DCB bank, we always lookout for new emerging technologies to enhance our service and customer experience. I am pleased to join PayCircle and other participating corporates exploring how Defi could streamline the cross-border payment process."
- Prasanna Lohar, Head of Innovation at DCB Bank.
LD Laxmi Diamond Since 1972
"Delighted to be a part of an exciting payments concept - PayCircle. Looking forward to using the services of Diamante once they go live. As a company, we conduct 20+ transactions daily, with the lean fee structure and smooth operations of PayCircle we would be saving our payment expenses and operational cost related to it."
- John M, Head of Accounts at Laxmi Diamond.
Bentley & Remington Private Limited
"Bentley and Remington was delighted to participate in PayCircle proof of concept transaction. We welcome the opportunity to work with PayCircle on its Defi Payment application to see how emerging technologies can help address today's global remittance market challenges. We would be the first customer on PayCircle."
- Arihant Ranka, Director - Bentley and Remington Pvt. Ltd.

Roadmap


ROADMAP
Q1 2018
Diamante Blockchain envisioned and execution plan designed
Q2 2018
Technical requirements validated, system architecture designed and development initiated
Q3 2018
Strategic partnerships, consortium formation, and compliance frameworks established
Q4 2018
Consortium open to industry participants and system architecture designed for the corporate payments solution
Q1 2019
Corporate payments technical developments initiated and white paper drafted and reviewed by leading blockchain experts and universities
Q2 2019
Ecosystem compliance and revenue model mapped, consortium members begin to sign-on to the platform
Q3 2019
Financial projections, business plan, strategy and company valuation completed
Q4 2019
Strategic partnerships with banking experts established, planning and coordination for corporate payments Proof of Concept (POC) pilot commences
Q1 2020
Corporate payments POC initiated in a testing phase, first round of funding completed with $780,000.
Q3 2020
Received No-action letter from FINMA recognizing DIAM as a utility token, Corporate Payments POC pilot initiated
Q4 2020
PayCircle POC launched and initiated the development of DiamCircle
Q1 2021
PayCircle to go live in production phase, initiation of DIAM allocation and distribution
Disclaimer: Roadmap based on Diamante management estimates. There is no guarantee that PayCircle will go live in Q1 2021 or that the DIAM tokens will be allocated and distributed in Q1 2021.

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